EXHIBIT 99.15

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)

under the headings “Operations and projects – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Operations and projects – Uranium – Tier-one operations – Cigar Lake”, “Operations and projects – Uranium – Tier-one operations – Inkai”, “Mineral reserves and resources” and “Governance – Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2018 dated March 29, 2019 for the McArthur River mine/Key Lake mill and Cigar Lake operations; and

(b)

under the headings “Operations and projects – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Operations and projects – Uranium – Tier-one operations – Cigar Lake”, “Operations and projects – Uranium – Tier-one operations – Inkai”, and “Mineral reserves and resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2018 dated February 8, 2019 for the McArthur River mine/Key Lake mill and Cigar Lake operations,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-06180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan and registration statement (No. 333-196422) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Linda Bray
Name:	Linda Bray, MA(Oxon), MSc, CEng, MIMMM, MAusIMM (CP), RPEQ 11255, P. Eng.
Title:	Principal Metallurgist, Technical Services, Cameco Corporation

Date:	March 29, 2019